U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 4
[ ] Check box if no longer Subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction (b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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File pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.Name and Address of Reporting Person
      Vassell     William          C.
      (Last)       (First)      (Middle)

2.Issuer Name and Ticker or Trading Symbol
      Command Security Corporation (CMMD)

3.IRS or Social Security Number of Reporting Person
      (Voluntary)

4.Statement  for Month/Year
      4/98

5.If Amendment, Date of Original (Month/Year) _______________

6.Relationship of Reporting Person to Issuer (Check all applicable)
      __X__ Director        __X__ 10% Owner
      __X__ Officer         _____ Other
      (give title below)    (specify below*)

Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned

1.Title of Security
      (Inst. 3)

2.Transaction Date
      M/D/Y

3.Transaction Code
      (Inst. 8) Code

4.Securities Acquired (A) or Disposed (D)
      (Inst. 3,4 and 5)
      ___________________________
      Amount    (A) or (D) Price


5.Amount of Securities Beneficially Owned at End of Month (Inst. 3 & 4)

6.Ownership Form: Direct (D) or Indirect (I) (Inst. 4)

7.Nature of Indirect Beneficial Ownership (Inst. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(over)

Form 4 (Continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.Title Derivative Security (Inst. 3)
      Warrants

2.Conversion or Exercise Price Of Derivative Security
      3.25

3.Transaction Date M/D/Y
      4/8/98

4.Transaction Code (Inst. 8)
      E

5.Number of Derivative Securities Acquired (A) or Disposed of
(D) (Inst, 3,4,and 5)

6.Date Exercisable and Expiration Date M/D/Y
Date Exercised     Expiration Date
                   4/8/98

7.Title and Amount of Underlying Securities (Inst. 3 and 4)
Title     Amount or Number of Shares
Common    175,000

8.Price of Derivative Security (Inst. 5)

9.Number of Derivative Securities Beneficially Owned at End of Month (Inst. 4)
      350,000

10.Ownership Form of Derivative Security:   Direct (D)  Indirect (I)  (Inst.4)
      D

11.Nature of Indirect Beneficial Ownership (Inst.4)



Explanation of Responses:


/s/ William C. Vassell                              July 20, 1998
________________________________________            __________________
** Signature of Reporting Person                    Date

**Intentional misstatements or omissions of fact constitute Federal criminal violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.